UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.)

SENSEONICS HOLDINGS, INC.
(Name of Issuer)

Common Stock (Title of Class of Securities)

81727U105 (CUSIP Number)

March 8, 2023 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	81727U105	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT J. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 39,380,057
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,380,057
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,380,057
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.72%
12	TYPE OF REPORTING PERSON IN

CUSIP No .	81727U105	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ENERGY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 39,372,057
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,372,057
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,372,057
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.72%
12	TYPE OF REPORTING PERSON OO

CUSIP No .	81727U105	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PLATO & ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.002%
12	TYPE OF REPORTING PERSON OO

CUSIP No .	81727U105	Page 5 of 7

Explanatory Note:

This Statement of Beneficial Ownership on Schedule 13G (the “Statement”) is being filed to amend the Reporting Persons’ (as defined below) Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on April 26, 2018 and as amended on August 24, 2018, August 1, 2019, October 7, 2019, and January 28, 2020 to establish the Reporting Persons’ Schedule 13G eligibility pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended.

Item 1(a).		Name of Issuer: SENSEONICS HOLDINGS, INC.

Item 1(b).		Address of Issuer’s Principal Executive Offices: 20451 Seneca Meadows Parkway
Germantown, MD 20876

Item 2(a).		Name of Person Filing: Robert J. Smith, Energy Capital, LLC, and Plato & Associates, LLC

Item 2(b).		Address of Principal Business Office or, if None, Residence: 13650 Fiddlesticks Blvd.
Suite 202-324
Ft. Myers, FL 33912

Item 2(c).		Citizenship: U.S., Florida and Florida, respectively

Item 2(d).		Title of Class of Securities: Common Stock

Item 2(e).		CUSIP Number: 81727U105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No .	81727U105	Page 6 of 7

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:		39,380,057

		Robert J. Smith, sole owner/member of Energy Capital, LLC and Plato & Associates, LLC, may be deemed to have beneficial ownership of the aggregate of 9,307,647 shares owned by both entities, including 30,372,057 shares underlying the Issuer’s Series B Convertible Preferred Stock convertible beginning as of May 7, 2023

	(b)	Percent of class:		7.72%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	39,380,057

		(ii)	Shared power to vote or to direct the vote	0

		(iii)	Sole power to dispose or to direct the disposition of	39,380,057

		(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP No .	81727U105	Page 7 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.	N/A

Item 9.	Notice of Dissolution of Group.	N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date:	April 10, 2023

Signature:	/s/ Robert J. Smith
Name:	Robert J. Smith
Title:	Individually and as Sole Owner/Member of Energy Capital, LLC and Plato & Associates, LLC